Exhibit 99.1

Consent of Independent Valuation Firm

We hereby consent to the reference to our name, the description of our role and the valuation of the real properties and related assumptions provided under the heading “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities—Estimated Value Per Share” in Part II, Item 5 of the Annual Report on Form 10-K for the period ended December 31, 2019 of Resource REIT, Inc., being incorporated by reference herein. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

/s/ Duff & Phelps, LLC
Duff & Phelps, LLC

February 10, 2021